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                                                                    EXHIBIT 99.1

                           OMNINET INTERNATIONAL LTD.
                                (the "Company")

                                     NOTICE

YOU ARE HEREBY NOTIFIED that there will be a Special General Meeting of the Company to be held at the offices of Milligan-Whyte & Smith, Richmond House, 12 Par-La-Ville Road, Hamilton, Bermuda on APRIL 10TH, 2000 AT 9:00 A.M. (BERMUDA
TIME) OR 1 P.M. (U.K. TIME)


                                     AGENDA

1.   Elect a Chairman, if necessary.

2.   Read Notice convening this meeting.

3. Consider, and if thought fit, approve the recommendation of the BOARD OF DIRECTORS THAT the AUTHORIZED SHARE CAPITAL OF THE Company COMPRISING 25,000,000 SHARES HAVING A PAR VALUE OF $.001 EACH BE HEREBY SUB-DIVIDED INTO 150,000,000 SHARES HAVING A PAR VALUE OF $.000167 EACH ON A 6:1 RATIO IN ACCORDANCE WITH SECTION 45(1) OF THE COMPANIES ACT, 1981.

4    Consider any other business that might properly come before the Meeting.



                                             By Order of the Directors



Dated:    31st March, 2000

To:       Shareholders and Directors